UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 0-24699

Bright Horizons Family Solutions, Inc. 401(k) Plan

(Full title of plan)

Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, MA 02472
(Name of issuer of securities held pursuant to the plan
and the address of it principal executive office)

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.
401(k) PLAN
AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION
DECEMBER 31, 2005

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrator and Trustees of
Bright Horizons Family Solutions, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Bright Horizons Family Solutions, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2005 and 2004, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — Schedule of Assets (Held at End of Year) and schedule H, line 4j — Schedule of Reportable Transactions as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Westwood, MA
June 21, 2006

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments, at fair value:
Investments in mutual funds	$47,757,337	$39,991,098
Investment contract	14,486,325	12,170,923
Bright Horizons Company Stock Fund	1,785,658	1,014,339
Participant loans	1,387,461	1,153,647

TOTAL INVESTMENTS	65,416,781	54,330,007

Receivables:
Participants’ contributions	—	—
Employer’s contributions	—	—

TOTAL RECEIVABLES	—	—

TOTAL ASSETS	65,416,781	54,330,007

LIABILITIES
Excess contributions refundable	123,951	93,893

TOTAL LIABILITIES	123,951	93,893

NET ASSETS AVAILABLE FOR BENEFITS	$65,292,830	$54,236,114

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ASSETS
Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$509,432
Net appreciation in fair value of investments	2,636,944

3,146,376

Contributions:
Participant deferrals	9,432,679
Participant rollovers	667,819
Employer	1,822,802

11,923,300

Total additions	15,069,676

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,833,673
Corrective distributions	8,000
Deemed distributions of participants loans	7,232
Administrative expenses	164,055

Total deductions	4,012,960

NET INCREASE	11,056,716

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	54,236,114

End of year	$65,292,830

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Bright Horizons Family Solutions, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.
1.	General — The Plan is a defined contribution plan that is available to all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.	Eligibility — All employees are eligible to participate in the Plan on the first day of the month after having completed six months and 500 hours of continuous service, provided they are then at least 20 1/2 years of age.

3.	Contributions — Participants are permitted to contribute up to 50% of pretax compensation as defined in the Plan up to a maximum of $14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively. Catch-up contributions are permitted for participants reaching age 50 during the Plan year.

Contributions are made by the Company bi-weekly after participants have completed one year of service, equal to 25% of the first 8% of the participant’s compensation contributed by the participant for each of the bi-weekly pay periods. The Company may also make an additional discretionary contribution, as determined annually by the Company. For the Plan years ended December 31, 2005 and 2004, respectively, the Company did not make any additional discretionary contributions.

4.	Vesting — Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are vested 20% after the second year of employment and 20% for each year thereafter, such that a participant is 100% vested after six years of continued employment.

5.	Participant Accounts — Each participant’s account is credited with the participant’s contributions and earnings (losses); thereon, and an allocation of the Company’s contributions and Plan earnings. Allocations of earnings (losses) are based on account balances, as defined. Employer profit sharing contributions are allocated based on employee compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Each participant directs the investment of his or her account balance in the various investment funds of the Plan.

6.	Forfeitures — The distribution and allocation of Company profit sharing and matching contributions forfeited are first made available to reinstate previously forfeited Company profit sharing or matching contributions account balances of rehired, former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the Plan year in which such forfeitures occur. At December 31, 2005 and 2004 forfeited non-vested accounts totaled $208,730 and $130,497, respectively. Forfeitures in the amount of $112,016 and $112,589 were used to reduce Company matching contributions during 2005 and 2004, respectively.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
7.	Payment of Benefits — On termination of service due to death, disability or retirement, each participant is entitled to 100% of his or her account balance. Upon termination of employment for reasons other than death, disability or retirement, each participant is entitled to distributions based upon the vested portion of his or her account valuation determined as of the last day of the Plan year. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined. Payment of benefits is made either in one lump sum, installments, or joint and survivor annuity.

8.	Participant Loans — Participants may borrow a minimum of $1,000 and a maximum of the lesser of 50% of the vested account balance or $50,000. Interest rates on outstanding loans range from 5% to 10.50%. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period in excess of five years. Participants repay principal and interest through payroll deductions. If participants are terminating or retiring, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.

9.	Investment Options — Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options.
Calvert Social Equity Fund — Invests in common stocks of large cap companies having market capitalization of at least $1 billion, seeking long-term growth.

David L. Babson Small Company Opportunities Fund — Invests in equity securities of micro cap companies with above average return on assets and equity, low debt, and well regarded management.

Davis Select Large Cap Value Fund — Invests in common stocks of growing companies with market capitalizations greater than $5 billion, seeking long-term growth.

Mass Mutual Group Annuity Contract — Fixed Fund — Invests in high quality fixed income investments guaranteeing preservation of principal.

Northern Trust Indexed Equity Funds — Seeks to match the performance of the Standard and Poor’s 500 Index by investing in a representative sample of the stocks found on the index.

Oppenheimer Quest Balanced Value Fund — Invests in equity and fixed-income securities in pursuit of capital growth and current income.

Salomon/Western Strategic Balanced Fund — Invests in a mix of equity and income producing securities.

T. Rowe Price New Horizons Fund — Invests primarily in stocks of small emerging growth companies, seeking long-term capital growth.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
Bright Horizons Company Stock Fund — This Plan investment option invests primarily in the common stock of Bright Horizons Family Solutions, Inc. and maintains a small investment in money market instruments, which provides liquidity.

Babson Premier Diversified Bond — Invests primarily in a diversified selection of investment-grade, fixed-income securities.

Babson Premier Enhanced Index Value — Seeks to construct a portfolio of stocks that outperform the Russell 1000 Value Index while maintaining risk characteristics similar to those of the Index.

Babson Premier Enhanced Index Growth — Seeks to construct a portfolio of stocks that outperform the Russell 1000 Growth Index while maintaining risk characteristics similar to those of the Index.

Select Overseas Fund — Invests primarily in stocks traded in Europe, Latin America and Asia. Focuses on well-positioned, well-managed businesses having strong revenue growth, sustainable profit margins, capital efficiency and/or business integrity.
10.	Significant Plan Amendments — Effective January 1, 2004, the Plan was amended to change certain employer information, limitations on allocation provisions and the top-heavy duplications for employers maintaining a defined contribution plan.

Effective January 1, 2004, Calvert Social Equity Fund was added as an investment choice for participants.

Effective March 28, 2005, mandatory distributions made without the participant’s consent that are greater than $1,000 must be directly rolled over into an individual retirement account.

Effective July 1, 2005, the American Century Ultra Fund, the Fidelity Equity Income II Fund, the Oppenheimer Premier International Equity Fund, the Oppenheimer Growth Fund and the Oppenheimer Quest Opportunity Fund were no longer offered as an investment choice for participants. The Babson Premier Diversified Bond, the Babson Premier Enhanced Index Value, the Babson Premier Enhanced Index Growth and Select Overseas Fund were added as an investment choice for participants.

Effective November 1, 2005, the Plan was changed to allow eligible employees to participate in the plan after six months and 500 hours of service.

Effective November 1, 2005, eligible employees who have satisfied the eligibility requirements can become a participant in the Plan on the first day of the month after such requirements are satisfied.

Effective November 1, 2005, plan participants can make changes to their salary deferral amount at any time.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting. The financial statements and supplementary schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition — The Plan’s investments, except the investments in the guaranteed investment contract, are valued at fair value based upon the quoted market prices of the underlying securities within each fund at December 31, 2005 and 2004. The investments in the guaranteed investment contract is presented at contract value, which approximates fair value, as plan management has determined that the investment contracts are fully benefit responsive. Contract value represents the accumulated contributions plus accrued net earnings, less distributions. The crediting interest rate and the average return of the investment contracts held by the guaranteed investment contract at December 31, 2005 and 2004 was 3.3% and 4.0%, respectively. The interest rates on the guaranteed investment contract are reset on a semi-annual basis. Participant loans are valued at their outstanding balances which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits — Benefits are recorded when paid.
Administrative Expenses — Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as deductions. Other expenses (such as legal, audit and consulting fees) incurred in the administration of the Plan are paid for by the Company.
Plan Termination — Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 3 — INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2005 and 2004:

	December 31, 2005
	Shares	Fair Value
Babson Premier Enhanced Index Value Fund	70,278	$9,694,808
Davis Select Large Cap Value Fund	23,474	4,059,494
Select Overseas Fund	32,493	4,161,273
Mass Mutual Group Annuity Contract — Fixed Fund	—	14,486,325
Northern Trust Indexed Equity Fund	13,963	4,583,942
Oppenheimer Quest Balanced Value Fund	25,472	3,462,313
Salomon/Western Strategic Balanced Fund	31,990	3,408,175
T. Rowe Price New Horizons Fund	19,580	6,642,458
Babson Premier Enhanced Index Growth Fund	95,705	8,370,260

	December 31, 2004
	Shares	Fair Value
American Century Ultra Fund	14,669	$3,575,312
Davis Select Large Cap Value Fund	18,643	2,942,491
Fidelity Equity Income II Fund	24,595	6,585,496
Mass Mutual Group Annuity Contract — Fixed Fund	—	12,170,923
Northern Trust Indexed Equity Fund	12,427	3,906,259
Oppenheimer Premier International Equity Fund	10,247	3,284,414
Oppenheimer Growth Fund	18,099	3,640,851
Oppenheimer Quest Balanced Value Fund	22,260	2,933,314
Salomon/Western Balanced Fund	28,990	2,980,544
T. Rowe Price New Horizons Fund	17,582	5,343,253
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,636,944 as follows:

Mutal funds	$2,493,869
Bright Horizons Company Stock Fund	143,075

$2,636,944

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 4 — EXCESS CONTRIBUTIONS REFUNDABLE
At December 31, 2005 and 2004, liabilities of $123,951 and $93,893, respectively, are recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service.
NOTE 5 — TAX STATUS
Effective January 1, 1997, the Plan adopted a non-standardized form of prototype 401(k) profit sharing plan. The Plan obtained its latest determination letter on February 25, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS
The Plan engages in investment transactions with funds managed by the Trustee, Massachusetts Mutual Life Insurance Company, a party-in-interest with respect to the Plan. The total fees paid by the Plan to Massachusetts Mutual Life Insurance Company during 2005 amounted to $164,055. The Plan also has investments in Bright Horizons Family Solutions, Inc. common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “IRC”), as amended.
NOTE 7 — NEW ACCOUNTING PRONOUNCEMENT
On December 29, 2005, the Financial Accounting Standards Board (FASB) issued a Staff Position paper (FSP) on the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006, with earlier application permitted. The FSP must be applied retroactively to all prior periods presented. The Plan intends to adopt the FSP for the Plan year ending December 31, 2006.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2005	2004
Net assets available for benefits per the financial statements	$65,292,830	$54,236,114

Plus — Accrued excess contributions refundable	123,951	93,893

Net assets available for benefits per the Form 5500	$65,416,781	$54,330,007

The following is a reconciliation of the net change in assets available for benefits per the financial statement to the Form 5500 for the year ended December 31, 2005:

Net change in assets available for benefits per the financial statement	$11,056,716

Less — Accrued excess contributions refundable in 2004	(93,893)

Plus — Accrued excess contributions refundable in 2005	123,951

Net change in assets available for benefits per the Form 5500	$11,086,774

SUPPLEMENTAL SCHEDULES

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
SUPPLEMENTAL SCHEDULES REQUIRED BY ERISA AND THE DEPARTMENT OF LABOR
DECEMBER 31, 2005
PLAN NUMBER: 001 E.I.N. 04-2949680
Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR):

(a)	(b)	(c)	(d)	(e)
	Identity of issue,
	borrower, lessor or
	similar party	Description of Investment	Cost	Current Value
*	Massachusetts Mutual Life Insurance Company	Calvert Social Equity Fund	$247,822	$260,939
*	Massachusetts Mutual Life Insurance Company	David L. Babson Small Company Opportunities Fund	$2,530,065	$3,038,733
*	Massachusetts Mutual Life Insurance Company	Davis Select Large Cap Value Fund	$3,282,058	$4,059,494
*	Massachusetts Mutual Life Insurance Company	Mass Mutual Group Annuity Contract — Fixed Fund	$14,486,325	$14,486,325
*	Massachusetts Mutual Life Insurance Company	Northern Trust Indexed Equity Fund	$4,054,226	$4,583,942
*	Massachusetts Mutual Life Insurance Company	Oppenheimer Quest Balanced Value Fund	$2,952,214	$3,462,313
*	Massachusetts Mutual Life Insurance Company	Salomon/Western Strategic Balanced Fund	$3,043,206	$3,408,175
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price New Horizons Fund	$4,667,701	$6,642,458
*	Massachusetts Mutual Life Insurance Company	Babson Premier Enhanced Index Value	$9,270,870	$9,694,808
*	Massachusetts Mutual Life Insurance Company	Babson Premier Enhanced Index Growth	$7,911,560	$8,370,260
*	Massachusetts Mutual Life Insurance Company	Babson Premier Diversified Bond	$74,475	$74,942
*	Massachusetts Mutual Life Insurance Company	Select Overseas Fund	$3,746,232	$4,161,273

*	Investors Bank and Trust	Bright Horizons Company Stock Fund	$1,418,456	$1,785,659

*	Participant Loans	Rates from 5% to 10.50%, maturities ranging from 2006 to 2010	$—	$1,387,461

*	Represents party-in-interest to the plan.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
SUPPLEMENTAL SCHEDULES REQUIRED BY ERISA AND THE DEPARTMENT OF LABOR
DECEMBER 31, 2005
PLAN NUMBER: 001 E.I.N. 04-2949680
Schedule H, Line 4j — SCHEDULE OF REPORTABLE TRANSACTIONS:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Expense
					Incurred		Current Value
Identity of Party					with		on Transaction	Net Gain or
Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Transaction	Cost of Asset	Date	(loss)
Massachusetts Mutual Life Insurance Company	Oppenheimer Premier International Equity Fund	$—	$3,339,600	$—	$—	$2,794,158	$3,339,600	$545,442
Massachusetts Mutual Life Insurance Company	Oppenheimer Growth Fund	$—	$3,926,286	$—	$—	$4,065,882	$3,926,286	$(139,596)
Massachusetts Mutual Life Insurance Company	Babson Premier Enhanced Index Value	$8,893,331	$—	$—	$—	$—	$—	$—
Massachusetts Mutual Life Insurance Company	Babson Premier Enhanced Index Growth	$7,536,303	$—	$—	$—	$—	$—	$—
Massachusetts Mutual Life Insurance Company	Select Overseas Fund	$3,339,600	$—	$—	$—	$—	$—	$—
Massachusetts Mutual Life Insurance Company	Fidelity Equity Income II Fund	$—	$7,020,142	$—	$—	$5,815,380	$7,020,142	$1,204,762
Massachusetts Mutual Life Insurance Company	American Century Ultra Fund	$—	$3,610,017	$—	$—	$3,471,341	$3,610,017	$138,676

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustee, Investors Bank & Trust Company, of the Bright Horizons Family Solutions, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
June 28, 2006
	By:	Investors Bank & Trust Company, Trustee

By:	/s/ Sally Stubbs
Title: Director and Fiduciary Officer

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

EXHIBITS

23.1      Consent of Gray, Gray & Gray, LLP